UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

MINERVA NEUROSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

603380106

(CUSIP Number)

David R. Ramsay

Care Capital III LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603380106	13D

Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments III L.P.

Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

SEC Use Only

Source of Funds* (See Instructions) OO

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 0

Shared Voting Power 1,635,284

Sole Dispositive Power 0

Shared Dispositive Power 1,635,284

Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,284

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

Percent of Class Represented by Amount in Row (11) 8.9%

Type of Reporting Person* PN

CUSIP No. 603380106	13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments III LP

Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

SEC Use Only

Source of Funds* (See Instructions) OO

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 0

Shared Voting Power 27,308

Sole Dispositive Power 0

Shared Dispositive Power 27,308

Aggregate Amount Beneficially Owned by Each Reporting Person 27,308

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

Percent of Class Represented by Amount in Row (11) 0.1%

Type of Reporting Person* PN

CUSIP No. 603380106	13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital III LLC

Check the Appropriate Box if a Member of a Group*
(a) ☒
(b) ☐

SEC Use Only

Source of Funds* (See Instructions) OO

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 0

Shared Voting Power 1,662,592

Sole Dispositive Power 0

Shared Dispositive Power 1,662,592

Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,592

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

Percent of Class Represented by Amount in Row (11) 9.0%

Type of Reporting Person* OO

EXPLANATORY NOTE

This Amendment No. 3 to the Schedule 13D amends and supplements the Schedule 13D, filed July 18, 2014 and amended on January 16, 2015 and February 5, 2015 (the “Schedule 13D”), by the Filing Persons (as defined below) relating to the Common Stock, par value $0.0001 per share, of Minerva Neurosciences, Inc., a Delaware corporation (the “Issuer”).  The Issuer is filing this amendment to the Schedule 13D solely to update the disclosures set forth therein to include the private sale transaction and the open market transactions discussed in Item 3 below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On March 18, 2015, Care Capital Investments III L.P. sold 1,180,289 shares of Issuer’s Common Stock and Care Capital Offshore Investments III LP sold 19,711 shares of Issuer’s Common Stock in a private sale transaction.

Additionally, on March 18, 2015, Care Capital Investments III L.P. sold 6,590 shares of Issuer’s Common Stock and Care Capital Offshore Investments III LP sold 110 shares of Issuer’s Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

As of March 25, 2015, Care Capital Investments III L.P. is the beneficial owner of 1,635,284 shares of the Issuer’s Common Stock, representing 8.9% of the Issuer’s shares of Common Stock outstanding (based upon 18,439,482 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed on November 5, 2014).  As of March 25, 2015, Care Capital Offshore Investments III LP is the beneficial owner of 27,308 shares of the Issuer’s Common Stock, representing 0.1% of the Issuer’s shares of Common Stock outstanding (based upon 18,439,482 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed on November 5, 2014).  By virtue of Care Capital III LLC’s status as general partner of Care Capital Investments III L.P. and Care Capital Offshore Investments III LP , Care Capital III LLC may be deemed the beneficial owner of 1,662,592 shares of the Issuer’s Common Stock held by Care Capital Investments III L.P. and Care Capital Offshore Investments III LP , representing 9.0% of the Issuer’s shares of Common Stock outstanding (based upon 18,439,482 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed on November 5, 2014).  Care Capital III LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)

By virtue of its status as general partner of Care Capital Investments III L.P. and Care Capital Offshore Investments III LP, Care Capital III LLC may be deemed to share voting and dispositive power with respect to the 1,635,284 shares of Issuer’s Common Stock held by Care Capital Investments III L.P. and 27,308 shares of Issuer’s Common Stock held by Care Capital Offshore Investments III LP.  Care Capital III LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital III LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

Identity of Person Who Effected the Transaction	Date of Transaction	Amount of Securities Sold	Weighted Average Price Per Share	Where and How Transaction was Effected
Care Capital Investments III L.P.	1/26/2015	22,731	$5.02	Open Market
Care Capital Offshore Investments III LP	1/26/2015	380	$5.02	Open Market
Care Capital Investments III L.P.	3/18/2015	1,180,289	$5.75	Private Sale
Care Capital Offshore Investments III LP	3/18/2015	19,711	$5.75	Private Sale
Care Capital Investments III L.P.	3/18/2015	6,590	$6.25	Open Market
Care Capital Offshore Investments III LP	3/18/2015	110	$6.25	Open Market

(d)

No person, other than Care Capital III LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments III L.P. and Care Capital Offshore Investments III LP.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2015	Care Capital III LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: March 25, 2015	Care Capital Investments III L.P.

By: Care Capital III LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: March 25, 2015	Care Capital Offshore Investments III LP

By: Care Capital III LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)